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      FORM 4                                               OMB APPROVAL
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                                                  OMB Number:          3235-0287
                                                  Expires:      January 31, 2005
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1. Name and Address of Reporting Person*

Barger, Jr.                          Donald                         G.
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(Last)                               (First)                     (Middle)

Yellow Corp
10990 Roe Ave. (MS A1030)
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                                  (Street)

Overland Park                                   KS                66211
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(City)                                       (State)              (Zip)

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2. Issuer Name AND Ticker or Trading Symbol

Gardner Denver, Inc. (GDI)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

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4. Statement for Month/Day/Year

September 30, 2002
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5. If Amendment, Date of Original (Month/Day/Year)

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6. Relationship of Reporting Person(s) to Issuer
             (Check all applicable)

[ X ]   Director                            [   ]   10% Owner
[   ]   Officer (give title below)          [   ]   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

  X   Form filed by One Reporting Person
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      Form filed by More than One Reporting Person
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
====================================================================================================================================
                                     TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                                                        OR BENEFICIALLY OWNED
====================================================================================================================================
                                                                                                                6.
                                                                4.                              5.              Owner-
                                                                Securities Acquired (A) or      Amount of       ship
                                                   3.           Disposed of (D)                 Securities      Form:     7.
                                    2A.            Transaction  (Instr. 3, 4 and 5)             Beneficially    Direct    Nature of
                      2.            Deemed         Code         ------------------------------- Owned Following (D) or    Indirect
1.                    Transaction   Execution      (Instr. 8)                   (A)             Reported        Indirect  Beneficial
Title of Security     Date          Date, if any   ------------     Amount      or     Price    Transaction(s)  (I)       Ownership
(Instr. 3)            (Month/       (Month/         Code     V                  (D)             (Instr. 3       (Instr. 4)(Instr. 4)
                      Day/Year)     Day/Year)                                                   and 4)
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

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

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                            TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                     (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
====================================================================================================================================

                                                                                                          9.
                                                                                                          Number of 10.
                                                                                                          Deriv-    Owner-
                  2.                                                                                      ative     ship
                  Conver-                          5.                            7.                       Secu-     Form of  11.
                  sion                             Number of                     Title and Amount         rities    Deriv-   Nature
                  or              3A.              Derivative   6.               of Underlying    8.      Bene-     ative    of
                  Exer-           Deemed  4.       Securities   Date             Securities       Price   ficially  Secu-    In-
                  cise    3.      Execu-  Trans-   Acquired (A) Exercisable and  (Instr. 3 and 4) of      Owned     rities:  direct
                  Price   Trans-  tion    action   or Disposed  Expiration Date  ---------------- Deriv-  Following Direct   Bene-
1.                of      action  Date,   Code     of (D)       (Month/Day/Year)           Amount ative   Reported  (D) or   ficial
Title of          Deriv-  Date    if any  (Instr.  (Instr. 3,   ----------------           or     Secu-   Trans-    Indirect Owner-
Derivative        ative   (Month/ (Month/ 8)       4 and 5)     Date     Expira-           Number rity    action(s) (I)      ship
Security          Secu-   Day/    Day/    ------   ------------ Exer-    tion              of     (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)        rity    Year)   Year)   Code V    (A)   (D)   cisable  Date    Title     Shares 5)      4)        4)       4)
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Phantom Stk Units 1-for 1 1/25/02          A       26.8         (1)      (1)     Common Stk 26.8          26.8     (D)
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Phantom Stk Units 1-for 1 1/25/02          A       15.2(2)      (1)      (1)     Common Stk 15.2(2) 21.81 15.2(2)  (D)
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Phantom Stk Units 1-for 1 2/22/02          A       27.0         (1)      (1)     Common Stk 27.0          27.0     (D)
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Phantom Stk Units 1-for 1 2/22/02          A       15.5(2)      (1)      (1)     Common Stk 15.5(2) 21.59 15.5(2)  (D)
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Phantom Stk Units 1-for 1 3/29/02          A       28.7         (1)      (1)     Common Stk 28.7          28.7     (D)
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Phantom Stk Units 1-for 1 3/29/02          A       20.4(2)      (1)      (1)     Common Stk 20.4(2) 20.36 20.4(2)  (D)
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Phantom Stk Units 1-for 1 4/26/02          A       25.5         (1)      (1)     Common Stk 25.5          25.5     (D)
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Phantom Stk Units 1-for 1 4/26/02          A       18.2(2)      (1)      (1)     Common Stk 18.2(2) 22.89 18.2(2)  (D)
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Phantom Stk Units 1-for 1 5/24/02          A       22.7         (1)      (1)     Common Stk 22.7          22.7     (D)
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Phantom Stk Units 1-for 1 5/24/02          A       16.6(2)      (1)      (1)     Common Stk 16.2(2) 25.73 16.2(2)  (D)
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Phantom Stk Units 1-for 1 6/28/02          A       23.9         (1)      (1)     Common Stk 23.9          23.9     (D)
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Phantom Stk Units 1-for 1 6/28/02          A       27.3(2)      (1)      (1)     Common Stk 27.3(2) 24.42 27.3(2)  (D)
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Phantom Stk Units 1-for 1 7/26/02          A       29.2         (1)      (1)     Common Stk 29.2          29.2     (D)
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Phantom Stk Units 1-for 1 7/26/02          A       33.5(2)      (1)      (1)     Common Stk 33.5(2) 19.95 33.5(2)  (D)
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Phantom Stk Units 1-for 1 8/23/02          A       29.9         (1)      (1)     Common Stk 29.9          29.9     (D)
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Phantom Stk Units 1-for 1 8/23/02          A       34.1(2)      (1)      (1)     Common Stk 34.1(2) 19.53 34.1(2)  (D)
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Phantom Stk Units 1-for 1 9/27/02          A       30.7         (1)      (1)     Common Stk 30.7          30.7     (D)
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Phantom Stk Units 1-for 1 9/27/02          A       35.1(2)      (1)      (1)     Common Stk 35.1(2) 18.99 35.1(2)  (D)
====================================================================================================================================

Explanation of Responses:

(1) The cash value of these units will be distributed to the director or beneficiary on the first day of the month following the date upon which the director ceases to be a director of the Company for any reason, (or in no more than twelve installments beginning on the aforementioned date) pursuant to the Company's Phantom Stock Plan for Outside Directors (the "Phantom Plan").

(2) These phantom stock units were accrued under the Phantom Plan as a result of an election by the reporting person to defer compensation.

          /s/ Donald G. Barger                             September 30, 2002
---------------------------------------------            -----------------------
     **Signature of Reporting Person                              Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*      If the form is filed by more than one reporting person, see Instruction
       4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.